File Number 70-7258


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549



                        Post-Effective Amendment No. 7

                                      to

                                   FORM U-1


                       APPLICATION-DECLARATION UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      By

                       CONSOLIDATED NATURAL GAS COMPANY
                              120 Tredegar Street
                            Richmond, Virginia 23219

                       (a registered holding company and
                        the parent of the other parties)


                               CNG COAL COMPANY
                         CNG FINANCIAL SERVICES, INC.
                        CNG INTERNATIONAL CORPORATION
                            DOMINION IROQUOIS, INC.
                             CNG PIPELINE COMPANY
                              CNG POWER COMPANY
                       CNG POWER SERVICES CORPORATION
                   DOMINION EXPLORATION & PRODUCTION, INC.
                    DOMINION PRODUCTS AND SERVICES, INC.
                            CNG RESEARCH COMPANY
                            DOMINION RETAIL, INC.
                        DOMINION FIELD SERVICES, INC.
                       DOMINION MEMBER SERVICES, INC.
                        DOMINION TRANSMISSION, INC.
                      CONSOLIDATED SYSTEM LNG COMPANY
                         THE EAST OHIO GAS COMPANY
                               HOPE GAS, INC.
                      THE PEOPLES NATURAL GAS COMPANY
                  CNG MAIN PASS GAS GATHERING CORPORATION
                       CNG OIL GATHERING CORPORATION
                          CNG TECHNOLOGIES, INC.
           DOMINION OKLAHOMA TEXAS EXPLORATION & PRODUCTION, INC.
                         DOMINION GREENBRIER, INC.
                     DOMINION NATURAL GAS STORAGE, INC.










                  Names and addresses of agents for service:

                                 James Stutts
                      Vice President and General Counsel
                           Dominion Resources, Inc.
                             120 Tredegar Street
                           Richmond, Virginia 23219


                              Norbert F.Chandler
                               Managing Counsel
                       Dominion Resources Services, Inc.
                              625 Liberty Avenue
                     Pittsburgh, Pennsylvania 15222-3199


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File Number 70-7258

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                        Post-Effective Amendment No. 7
                                      To
                                   FORM U-1

               APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
                          HOLDING COMPANY ACT OF 1935


Item 1.  DESCRIPTION OF PROPOSED TRANSACTION


BACKGROUND


     Consolidated Natural Gas Company ("CNG") is a Delaware corporation and a public utility holding company registered as such under the Public Utility Holding Company Act of 1935 ("Act"). It is engaged solely in the business of owning and holding all of the outstanding securities, with the exception of certain minor long-term debt, of the captioned companies. These subsidiary companies are primarily engaged in natural gas exploration, production, purchasing, gathering, transmission, storage, distribution, by-product operation, research, marketing of energy commodities and energy-related products and services.

     On January 28, 2000, CNG became a wholly-owned subsidiary of Dominion Resources, Inc. ("DRI") pursuant to the authorization in order of the Securities and Exchange Commission ("Commission") dated December 15, 1999, HCAR No. 27113, SEC File No. 70-9477 ("Merger Order"). As a result of the merger, the names of several subsidiaries of CNG were changed. The following is a list of the name changes.


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Former Name                           New Name
___________                           ________

CNG Transmission Corporation          Dominion Transmission, Inc.
CNG Iroquois, Inc.                    Dominion Iroquois, Inc.
CNG Producing Company                 Dominion Exploration & Production, Inc.
CNG Field Services, Inc.              Dominion Field Services, Inc.
CNG Telecom, Inc.                     Dominion Member Services, Inc.
CNG Products and Services, Inc.       Dominion Products and Services, Inc.
CNG Retail Services Corporation       Dominion Retail, Inc.


PREVIOUS MONEY POOL ORDERS


     By Securities and Exchange Commission ("Commission") orders dated June 12 and July 16, 1986, HCAR No. 24128 and 24150, respectively, (collectively referred to as "Original Orders") under this file number, CNG and most of the captioned companies were authorized to establish the Consolidated System Money Pool ("Money Pool"). By order dated May 27, 1987, HCAR No. 24399 under this file number, CNG Pipeline Company was authorized to be a participant in the Money Pool. By order dated May 13, 1991, HCAR No. 25311, under File No. 70-7729, Dominion Field Services, Inc. was authorized to be a participant in the Money Pool. By order dated April 8, 1994, HCAR No. 26021, under this file number, Dominion Iroquois, Inc. was authorized to be a participant. By order dated July 18, 1997, HCAR No. 26742, under File No. 70-7258, CNG Financial Services, Inc., CNG Power Services Corporation, Dominion Products and Services, Inc., Dominion Retail, Inc., Dominion Member Services, Inc., CNG International Corporation, CNG Main Pass Gas Gathering Company, and CNG Oil Gathering Company were authorized to be participants.

     The Original Orders established that funds from the money pool be administrated by Consolidated Natural Gas Service Company, Inc. and loaned on a short-term basis to each participant company which has a need for short-term funds, other than CNG. (CNG is a participant but not a borrower.) Consolidated Natural Gas Service Company, Inc. was merged into Dominion


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Resources Services, Inc. ("DRSI") on January 1, 2001.  Subsequent to this merger, DRSI took over the administration of the Money Pool. After satisfaction of borrowing needs of the participant companies and after any possible prepayment of outstanding indebtedness, DRSI, as agent for the pool, invests excess funds and allocates the earnings among those participant companies providing such excess funds. Contributions to and borrowings from the pool are documented on the books of each participant company. Loans are payable on demand, may be prepaid without premium or penalty, and bear interest, payable monthly. The April 8, 1994 order changed the rate charged to borrowers from "the rate equal to the effective short-term borrowing costs of CNG" to "a rate equal to the effective weighted average rate of interest on CNG's commercial paper and/or revolving credit borrowings." In the event no such loans are outstanding, the federal funds effective rate as quoted daily by the Federal Reserve Bank of New York applies. These rates are adjusted monthly to reflect the opportunity cost of investments to the extent borrowings are obtained from contributions that otherwise would be invested as surplus by the lending participant company. In addition, any participant may withdraw funds contributed to the money pool at any time.


NEW COMPANIES TO JOIN MONEY POOL


     Dominion Oklahoma Texas Exploration & Production, Inc. ("DOTEPI"), Dominion Greenbrier, Inc. ("DGI"), Dominion Natural Gas Storage, Inc. ("DNGSI") and CNG Technologies, Inc. ("CNGTECH")(collectively, the "New Companies") now propose to be full participants in the Money Pool.

     DOTEPI, DGI AND DNGSI are gas-related companies that became subsidiaries of CNG pursuant to Rule 58. DOTEPI is primarily engaged in natural gas exploration and production in the continental United States. DGI is


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investing in the construction and operation of a natural gas pipeline in
Virginia, West Virginia and North Carolina. DNGSI owns natural gas storage facilities and related assets in Louisiana. CNGTECH was authorized by Commission orders dated December 21, 1990 and December 19, 1993, HCAR Nos. 25224 and 25954, respectively. CNGTECH engages in investing in companies developing new technology for the natural gas industry and until the last quarter of 1999 has not had any significant cash in-flows.

     The New Companies' participation in the Money Pool would allow their available cash and/or short-term borrowing requirements to be matched on a daily basis with those of other participants in the pool, thereby minimizing the need for short-term borrowing. Proceeds of any short-term borrowings from the DRI Money Pool by the New Companies may be used (i) for the interim financing of construction and capital expenditure programs, (ii) for working capital needs, (iii) for the repayment or refinancing of debt, (iv) to meet unexpected contingencies, payment and timing differences and cash requirement,
(v) to otherwise finance the borrower's own business, and (vi) for other lawful general purposes. If the New Companies' participation in the pool is authorized, funds will be loaned from the Money Pool in the form of open account advances under the same terms and limitations as currently authorized.


COMPLIANCE WITH RULE 53


     DRI meets all of the conditions of Rule 53(a), except for Rule 53(a)(1), and none of the adverse conditions specified in Rule 53(b) exist. At September 30, 2001, DRI's aggregate investment, as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $3.412 billion. This amount exceeds the 50% "safe harbor" limitation contained in the rule. However, DRI has


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requested that the Commission authorize DRI to invest up to 100% of its consolidated retained earnings plus $8 billion in EWGs and FUCOs.  See
Commission order dated May 24, 2001, HCAR No. 27406.   The Commission in the
May 24 order retained jurisdiction over $6 billion of the amount requested. DRI's current EWG and FUCO investment should not prohibit the proposed transactions for which authority is requested herein.

     DRI's consolidated capitalization as of September 30, 2001 consisted of 33.4% common equity, 6.4% preferred equity and 60.2% debt. Further, DRI's interests in EWGs and FUCOs have contributed positively to its consolidated earnings.



Item 2.   Fees, Commissions, and Expenses

     It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by CNG in connection with the proposed transactions will not exceed $5,000, including $4,000 payable to DRSI for services on a cost /basis (including regularly employed counsel) for the preparation of this Application-Declaration and other documents, and $1,000 for miscellaneous other expenses.


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Item 3.  Applicable Statutory Provisions


     Sections 6, 7, 9(a), 10 and 12(b) of the Act, and Rules 43, 45 and 54 under the Act, are deemed to apply.

     If the Commission considers the proposed future transactions to require any authorization, approval or exemption, under any section of the Act or Rule or Regulation other than those cited herein, such authorization, approval or exemption is hereby requested.


Item 4.   Regulatory Approval

     No state commission and no federal agency other than this Commission has jurisdiction over the proposed transactions.


Item 5.   Procedure

     Applicants respectfully request that an order be issued approving this Post Effective Amendment by March 15, 2002. It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions. The office of the Division of Investment Management Office of Public Utility Regulation may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


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Item 6.   Exhibits and Financial Statements

     The following exhibits and financial statement are made a part of this statement:

          (a)  Exhibits

               o    Proposed Notice pursuant to Rule 22(f)

          (b)  Financial Statements

     Financial statements of the applicant-declarants are deemed unnecessary with respect to the proposed authorizations sought herein due to the simple nature of the Amendment. However, any financial information will be furnished which the Commission shall request.



Item 7.   Information as to Environmental Effects

     The proposed transactions do not involve major federal action having a significant effect on the human environment. See Item 1(a). No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.


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                                  SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


                              CONSOLIDATED NATURAL GAS COMPANY
                              CNG COAL COMPANY
                              CNG FINANCIAL SERVICES, INC.
                              CNG INTERNATIONAL CORPORATION
                              DOMINION IROQUOIS, INC.
                              CNG PIPELINE COMPANY
                              CNG POWER COMPANY
                              CNG POWER SERVICES CORPORATION
                              DOMINION EXPLORATION & PRODUCTION, INC.
                              DOMINION PRODUCTS AND SERVICES, INC.
                              CNG RESEARCH COMPANY
                              DOMINION RETAIL, INC.
                              DOMINION FIELD SERVICES, INC.
                              MEMBER SERVICES, INC.
                              DOMINION TRANSMISSION, INC.
                              CONSOLIDATED SYSTEM LNG COMPANY
                              THE EAST OHIO GAS COMPANY
                              HOPE GAS, INC.
                              THE PEOPLES NATURAL GAS COMPANY
                              CNG MAIN PASS GAS GATHERING CORPORATION
                              CNG OIL GATHERING CORPORATION
                              CNG TECHNNOLOGIES, INC.
                              DOMINION OKLAHOMA TEXAS EXPLORATION &
                                PRODUCTION, INC.
                              DOMINION GREENBRIER, INC.
                              DOMINION NATURAL GAS STORAGE, INC.


                              By   N. F. CHANDLER
                                   Their Attorney



Dated:  December 31, 2001


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                                                                 EXHIBIT O

                                        Proposed Notice Pursuant to Rule 22f)
                                        (Release No. 35-__________)



     FILINGS UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("ACT")


                                January___, 2002


     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by January___, 2002 to the Secretary, Securities and Exchange Commission, Washington, DC 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.


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Consolidated Natural Gas Company, et al. (70-7258)

__________________________________________________



     Consolidated Natural Gas Company ("Consolidated"), a registered holding company, CNG International Corporation, Dominion Greenbrier, Inc., Dominion Natural Gas Storage, Inc., each of 120 Tredegar Street, Richmond, Virginia 23219; CNG Financial Services, Inc., CNG Power Company, CNG Power Services Corporation, Dominion Products and Services, Inc., CNG Research Company, Dominion Retail, Inc., Dominion Member Services, Inc., Consolidated System LNG Company, CNG Technologies, Inc., The Peoples Natural Gas Company, Dominion Tower, each of 625 Liberty Avenue, Pittsburgh, PA 15222; Dominion Exploration & Production, Inc., CNG Coal Company, CNG Pipeline Company, CNG Main Pass Gas Gathering Corporation, CNG Oil Gathering Corporation, Dominion Oklahoma Texas Exploration & Production, Inc., each of CNG Tower, 1450 Poydras Street, New Orleans, LA 70112-6000; Dominion Transmission, Inc., Dominion Iroquois, Inc., Dominion Field Services, Inc., each of 445 West Main Street, Clarksburg, WV 26301; Hope Gas, Inc., 347 West Main Street, Clarksburg, WV 26301; and The East Ohio Gas Company, 1717 E. Ninth Street, Cleveland, OH 44114 ; have filed a post effective amendment to their Application-Declaration under Sections 6, 7, 9(a), 10, and 12(b) of the Act, and Rule 43, 45 and 54.

     The applicants propose to admit Dominion Oklahoma Texas Exploration & Production, Inc., Dominion Greenbrier, Inc., Dominion Natural Gas Storage, Inc. and CNG Technologies, Inc. as full participants in the Consolidated System Money Pool ("Money Pool"), which is administered by Dominion Resources Services, Inc. ("DRSI") and authorized by Commission Order dated January 12, 1986 HCAR Mo. 24150. The Money Pool consists of funds that may be available day to day, and loaned on a short-term basis to those participants, other


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than Consolidated and CNG Pipeline Company, which have a need for short-term funds. Consolidated and CNG Pipeline Company are participants in the Money Pool but not borrowers. After satisfaction of the borrowing needs of the Applicants, DRSI, as agent of the Money Pool, invests excess funds and allocates the earnings among those participants providing such excess funds.

                        ____________________________

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.


                              Jonathan G. Katz
                              Secretary



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